VIA EDGAR

January 21, 2022

Thomas J. Bontempo

President

CommerceByUs, Inc.

3362 Saxonburg Blvd.

Glenshaw, PA 15116

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: CommerceByUs, Inc

Offering Statement on Form 1-A

CIK No. 0001840906

Filed 2021-01-25

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CommerceByUs, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 1-A, together with all exhibits thereto, initially filed on January 25, 2021. ( the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, the Company hereby confirms that no securities have been or will be sold according to the Registration Statement.

Sincerely,

CommerceByUs, Inc

____________________________

Thomas J. Bontempo

President